January 3, 2022

Paul R. Laubscher, Chairman

Thrivent Series Fund, Inc.

901 Marquette Avenue, Suite 2500

Minneapolis, MN 55402-3211

Dear Mr. Laubscher:

This letter is to confirm to you that Thrivent Financial for Lutherans (the “Adviser”) has agreed to temporarily reimburse certain expenses associated with the Portfolios as detailed below. Amounts waived by the Adviser during the contractual period cannot be recouped by the Adviser in subsequent periods.

1.

The Adviser has agreed, effective January 1, 2022 through at least April 30, 2023, to waive certain fees and/or reimburse certain expenses associated with operating Thrivent Multidimensional Income Portfolio in order to limit the total annual portfolio operating expenses after fee waivers and/or expense reimbursements (excluding acquired portfolio fees and expenses) to an annual rate of 0.80% of the average daily net assets of the Portfolio.

Sincerely,

/s/ David S. Royal
David S. Royal
Chief Investment Officer
Thrivent Financial for Lutherans